
William Blair & Company, L.L.C.

Notes to Consolidated Statement of Financial Condition


1. Organization and Nature of Operations

The consolidated statement of financial condition include the accounts of William Blair & Company, L.L.C. (WBC), a Delaware Limited Liability Company and its subsidiary, William Blair International, Limited (WBIL) (collectively, the Company). William Blair & Company, L.L.C. is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 10 cities. All intercompany balances and transactions have been eliminated in consolidation.

WBC is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Investment Advisers Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago. WBC makes markets in listed and NASDAQ securities and fixed income obligations. In addition, WBC provides investment banking, execution and clearance services, and investment advisory and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers. WBC clears its retail brokerage business on a fully disclosed basis through National Financial Services (NFS).

WBIL is registered with the UK Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) and is a United Kingdom limited company with a branch in Frankfurt, Germany and a subsidiary in Switzerland, William Blair Investment Services (Zurich) GmbH.

The principal activities of the WBIL are comprised of institutional sales & trading, investment banking and investment management throughout the United Kingdom and countries that make up the European Economic Area. The institutional sales activity is focused on selling proprietary research generated by the WBC. The investment banking activity is focused on mergers and acquisitions advising services, and the investment management activity is focused on the management of investment portfolios for institutional clients.

2. Significant Accounting Policies

2.1 Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.